SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER	001-15517
CUSIP NUMBER

|X|   Form 10-K   |  |   Form 20-F   |  |   Form 11-K   |  |   Form 10-Q   |  |   Form NSAR   |  |  Form N-CSR

For the period ended: March 31, 2005

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form NSAR

For the transition period ended:
Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Nevada Gold and Casinos, Inc. Not Applicable 3040 Post Oak Boulevard, Suite 675 Houston, TX 77056

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant's Form 10-K for its fiscal year ended March 31, 2005 could not be filed within the prescribed time period without unreasonable effort or expense as a result of timing differences between the fiscal year ends of the Registrant and its unconsolidated subsidiary, Isle of Capri-Black Hawk, L.L.C., which has a fiscal year end of April 24, 2005. As a consequence of Isle of Capri-Black Hawk, L.L.C.'s later fiscal year end, its financial statements are not available within a time frame necessary for the Registrant to incorporate such financial information into its own Form 10-K within the accelerated filing deadline. To eliminate this timing difference in future periods, on June 6, 2005, the Registrant determined to change its fiscal year end from March 31 to the last Sunday in April.
Part IV-Other Information
     (1)   Name and telephone number of person to contact in regard to this notification:

Christopher C. Domijan	713	621-2245

(Name)	(Area Code)	(Telephone Number)

     (2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|X|   Yes   |  |   No
If the answer is no, identify report(s)

     (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Net income decreased 45%, or $3.4 million, to $4.2 million for fiscal 2005 compared to fiscal year 2004. The decrease is primarily related to a decrease in revenue from interest income and earnings from Isle of Capri-Black Hawk, L.L.C., and an increase in salaries and general and administrative expenses. For the fourth fiscal quarter, net income decreased $1.4 million to $500,000, compared to $1.9 million in the fourth quarter of fiscal 2004. The decrease is primarily related to a $4.0 million impairment charge recorded by Isle of Capri-Black Hawk, L.L.C., in connection with its sale of the Colorado Grande Casino to the Registrant, which reduced the Registrant's equity in earnings from Isle of Capri-Black Hawk, L.L.C., by $1.7 million.

Nevada Gold and Casinos, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 15, 2005	By:	/s/ Christopher C. Domijan Christopher C. Domijan CHIEF FINANCIAL OFFICER

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).